PIVOTAL HOLDINGS CORP

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0001

Attn:	Ms. Katherine Bagley
Ms. Jennifer López-Molina
Mr. Scott Stringer
Ms. Angela Lumley

Pivotal Holdings Corp

Registration Statement on Form F-4

Originally Filed September 27, 2021

File No. 333-259800

March 11, 2022

Dear Ms. Bagley, Ms. López-Molina, Mr. Stringer and Ms. Lumley:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Pivotal Holdings Corp (the “Company”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 10:00 a.m. (New York City time) on March 15, 2022, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges its obligations under the Securities Act.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Nicholas Dorsey at (212) 474-1764 or Sanjay Murti at (212) 474-1678. The Company hereby authorizes Mr. Dorsey and Mr. Murti to orally modify or withdraw this request for acceleration.

Very truly yours, Pivotal Holdings Corp

By:	/s/ Youssef Salem
Name: Youssef Salem
Title: Director

cc:	Youssef Salem, Chief Financial Officer, Swvl Inc.

Nicholas Dorsey, Cravath, Swaine & Moore LLP

O. Keith Hallam, Cravath, Swaine & Moore LLP

Sanjay Murti, Cravath, Swaine & Moore LLP

Ramey Layne, Vinson & Elkins L.L.P.

Brenda Lenahan, Vinson & Elkins L.L.P.